Boaz Bikes Inc



ANNUAL REPORT

7600 Chrysler Dr. Unit 101

Detroit, MI 48211

(800) 621-4016

https://www.boazbikes.com/

This Annual Report is dated April 28, 2022.

BUSINESS

Boaz Bikes, Inc ("Boaz Bikes") is a Corporation organized under the laws of the state of Delaware and is a Revolutionary eco-conscious micro-mobility company that is moving people around more safely.

Boaz Bikes inc was initially organized as Boaz Bike LLC, a Texas limited liability company on 12/31/2018 and converted to a Delaware corporation on 2/3/2021.

The Company's business model consists of renting and selling dockless scooters which are designed to cater to the everyday consumer and traveler. Our products are sold across states as well as direct-to-consumer businesses online. We also obtain permits through the city to offer scooters for rental. Users download our app to rent the scooters by the minute. Currently, in one city we offer weekly rentals and we also offer direct-to-consumer sales.

The Company received the right to use the logo Trademarked in the U.S. trademark granted to boaz bikes, filed with the USPTO on 06/18/2019. In addition to this, Boaz Bikes has developed a mobile app.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $100,000.00

Number of Securities Sold: 1,500,000

Use of proceeds: Purchase of Vehicles.

Date: March 03, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $300,000.00

Number of Securities Sold: 360,000

Use of proceeds: Expansion of the company.

Date: May 01, 2021

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $125,000.00

Number of Securities Sold: 100,000

Use of proceeds: Expansion of the company.

Date: June 01, 2021

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $875,380.00

Use of proceeds: purchase of vehicles, expansion and operating cost

Date: April 23, 2021

Offering exemption relied upon: Regulation CF

Type of security sold: SAFE

Final amount sold: $340,890.00

Use of proceeds: operations expenses, inventory and expansion

Date: November 08, 2021

Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Revenue

Revenue for fiscal year 2021 was $576,970, about 340% higher compared to fiscal year 2020.

Revenue of $576,970; As a result of COVID, revenue was lower than what we expected. We believe that COVID was the biggest reason for lower revenue due to not being able to get enough supply to meet demand due to the global shortage and shipping issues.

Cost of sales

Cost of sales in 2021 was $223,799, an increase of approximately $193,127, from costs of $30,672 in fiscal year 2019. The increase was largely due to our expansion efforts into 4 more markets as well as the expanding of our footprint in our main market.

Gross margins

2021 gross profit increased compared to 2020 gross profit of $100,307.

We were able to generate more profit by executing our expansion strategy perfectly.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses and more in 2021 increased from 2020 expenses of $132,552. Majority of this increase was due to increased compensation and benefits costs. The Company hired more employees in 2021, and also had to maintain more warehouses in different cities that we are permitted in. (Detroit, MI, Tempe, AZ, Dallas TX, Los Angeles, CA, and Plano, TX).

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating.

We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because a lot of the expenses were focused on us formulating a winning strategy that we now have. Revenues generated was in a covid era which took some learning to figure out. Future expenses and revenues come with a well seasoned team and strategy. Past cash was primarily generated through equity investments and revenues from services. Our goal is to offer more rental services across many markets while pushing our DTC and B2B strategies. Boaz is currently cash flow positive and we believe we will be able to grow steadily with a mix of equity investments and revenue.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $106,767.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Gupta Social Impact

Amount Owed: $200,000.00

Interest Rate: 20.0%

Maturity Date: October 22, 2022

Creditor: Emil Nnani

Amount Owed: $55,000.00

Interest Rate: 2.0%

Maturity Date: January 01, 2023

Creditor: 2019 F&F convertible notes

Amount Owed: $337,500.00

Interest Rate: 8.0%

Maturity Date: January 01, 2023

Creditor: 2020 Wefunder Convertible notes

Amount Owed: $875,380.00

Interest Rate: 8.0%

Maturity Date: April 23, 2023

Creditor: 2021 WeFunder Safe Notes

Amount Owed: $340,890.00

Interest Rate: 8.0%

Maturity Date: October 08, 2023

Creditor: Gupta Social Impact

Amount Owed: $100,000.00

Interest Rate: 20.0%

Maturity Date: August 23, 2023

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Emil Nnani

Emil Nnani's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer & Director

Dates of Service: December 31, 2018 - Present

Responsibilities: General day-to-day operations. Salary: $7,000/mo, Equity: 62.5%

Other business experience in the past three years:

Employer: Errand Driver

Title: CEO

Dates of Service: January 01, 2016 - January 01, 2019

Responsibilities: Running the company

Name: Christiana Winfrey

Christiana Winfrey's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: COO

Dates of Service: December 31, 2018 - Present

Responsibilities: Overseeing operations across all markets. Salary: 40k annual; Retains a 3% interest in company.

Other business experience in the past three years:

Employer: Self -employed

Title: Consultancy work

Dates of Service: January 08, 2012 - Present

Responsibilities: Self-employed/ Consultancy

Name: Cory Smith

Cory Smith's current primary role is with fabric. Cory Smith currently services 15hrs per week. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: CFO

Dates of Service: January 01, 2019 - Present

Responsibilities: Handling all of the financials for the company. Salary: 24k (annual); Retains a

2% interest in company.

Other business experience in the past three years:

Employer: fabric

Title: Director of Revenue Operations

Dates of Service: August 23, 2001 - Present

Responsibilities: Drive lead and revenue growth via operational strategy/execution, own all revenue forecasting, develop and monitor KPIs that define success and inform future business decisions

Other business experience in the past three years:

Employer: Northspyre

Title: Vice President of Revenue Operations and Finance

Dates of Service: August 24, 2020 - March 09, 2021

Responsibilities: Align operational strategies with financial goals, Helped drive 37% ARR growth over a 4-month period, Identified new product and upsell opportunities: created workflows and meetings necessary to connect Marketing, Customer Success (CS), and Product with the Sales Team to define a cohesive growth strategy, Developed growth initiatives that also minimized cash burn by reallocating spend from non-performing areas without disrupting operations - Own operational model and metrics to ensure sufficient staff/resources are deployed across the Go to Market Team in order to hit our revenue goals while also allowing for the flexibility to reallocate resources quickly and efficiently - Design dashboards/metrics (e.g. ARR, CAC, LTV/CAC, ACV, conversion rates, upsells, churn, retention, activities per outcome, etc…) that define performance and drive strategic decisions while instilling increased transparency and accountability

Other business experience in the past three years:

Employer: Redline

Title: Head of strategic finance

Dates of Service: April 01, 2017 - April 01, 2019

Responsibilities: Responsible for forecasting, budgeting, and analyzing P&L variances

Name: Tim Holmgren

Tim Holmgren's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CTO

Dates of Service: August 01, 2021 - Present

Responsibilities: Overseeing the tech team and handling all day to day tech problems. Salary: 48k (annual); Retains a 3% interest in company.

Other business experience in the past three years:

Employer: Aftr

Title: CTO

Dates of Service: March 01, 2019 - May 02, 2021

Responsibilities: • Create and implement technology strategies • Align the company's technology resources with the organization's short- and long-term goals • Identify what technologies can be used to improve the company's products and services • Create and oversee high-level KPIs for IT department • Manage the department's budget

Other business experience in the past three years:

Employer: Newmeister

Title: Founder

Dates of Service: February 01, 2016 - September 01, 2020

Responsibilities: Created and promoted Newsmeister, a daily 3 minute news quiz.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Emil Nnani

Amount and nature of Beneficial ownership: 6,339,000

Percent of class: 63.39

RELATED PARTY TRANSACTIONS

Name of Entity: Emil Nnani

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Loan to the business to use for working capital through the winter

Material Terms: Emil Nnani, CEO, loaned Boaz Bikes $55,000 for cash flow purposes. The loan carries a 2% interest to be paid back within one year. Please refer to the indebtedness section for further details.

OUR SECURITIES

The company has authorized Common Stock, Convertible Notes 2019, Convertible Notes from 2020, and Safe notes from 2021. As part of the Regulation Crowdfunding raise, the Company will be offering up to 756,743 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 10,000,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the

Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Notes 2019

The security will convert into Shares and the terms of the Convertible Notes 2019 are outlined below:

Amount outstanding: $337,500.00

Maturity Date: January 01, 2023

Interest Rate: 8.0%

Discount Rate: 0.0%

Valuation Cap: $9,500,000.00

Conversion Trigger: equity financing round of $2M or more

Material Rights

There are no material rights associated with Convertible Notes 2019.

Convertible Notes from 2020

The security will convert into Common stock and the terms of the Convertible Notes from 2020 are outlined below:

Amount outstanding: $875,380.00

Maturity Date: April 23, 2023

Interest Rate: 8.0%

Discount Rate: 8.0%

Valuation Cap: $15,000,000.00

Conversion Trigger: financing of $2M or greater

Material Rights

There are no material rights associated with Convertible Notes from 2020.

Safe notes from 2021

The security will convert into Common stock and the terms of the Safe notes from 2021 are outlined below:

Amount outstanding: $340,890.00

Maturity Date: October 08, 2023

Interest Rate: 8.0%

Discount Rate: 8.0%

Valuation Cap: $35,000,000.00

Conversion Trigger: Equity financing of $2M or more

Material Rights

There are no material rights associated with Safe notes from 2021.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Boaz Bikes Model 3. Delays or cost overruns in the development of our Model 3 and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

COVID Shutdown Risk

Majority of our revenue come from shared rentals. Another covid wave could shut cities down and some cities will halt operations from scooter operators. Though unlikely another shut down could slow expansion efforts!

Regulatory Risks

Our focus is now small to midsize cities. When it's time to focus on larger cities it could be tough to penetrate these cities to obtain permits to operate. Cities tend to grant yearly permits to the same operators which may make it difficult to break into an older market.

City Banning Risk

Some cities have banned the operation of shared scooters within their market due to injuries and improper operations.

Theft Risk

Theft and breakage are extremely high in our industry. With the average operator losing up to ~5% of their fleet monthly.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2022.

Boaz Bikes Inc

By /s/ *Emil Nnani*

    Name: Boaz Bikes inc

    Title: CEO

Exhibit A

FINANCIAL STATEMENTS

BOAZ BIKE, INC
BOAZ BIKE, LLC

AUDITED FINANCIAL STATEMENTS

FOR THE TWELVE MONTHS ENDED

DECEMBER 31,2021 & 2020

BOAZ BIKE, INC
BOAZ BIKE, LLC

TWELVE MONTHS ENDED DECEMBER 31, 2021 & 2020

CONTENTS

Page



Andrew Benvenuti, Jr. CPA
PO Box 626
Manahawkin, NJ 08050
Phone (609)567-8297
Fax   (609)567-8299
Cell   (609)805-2240
urtaxguys@gmail.com

INDEPENDENT AUDITOR'S REPORT

Sooner Recon LLC
Tulsa, OK

April 18, 2022

I have audited the accompanying combined balance sheet of Sooner Recon LLC as of December 31, 2021 and December 31, 2020 and the related combined statements of income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on our audit.

I conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sooner Recon LLC as of December 31, 2021 and December 31, 2020, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic combined financial statements taken as a whole.. The supplementary of cost of contract revenues earned and operating expense are also presented for the purposes of additional analysis and are not a required part of the basic combined financial statements. The other accompanying information have been subjected to the auditing procedures applied in the audit of the basic combined financial statements and, in my opinion, are fairly stated in all material respects in relation to the basic combined financial statements taken as a whole.

Andrew Benvenuti, CPA
April 21, 2022

BOAZ BIKE LLC
STATEMENT OF OPERATIONS
TWELVE MONTHS ENDED

	DECEMBER 31, 2021	DECEMBER 31, 2020	
Earned Revenues	$ 576,970	$ 130,979	
Cost of Earned Revenues	223,799	30,672	
Gross Profit	$ 353,171	$ 100,307	441,858.08
General and Administrative Expenses	256,140	132,552	
Net Income	$ 97,031	$ (32,245)	

The accompanying notes are an integral part of the financial statement.
See Accountant Report

BOAZ BIKE LLC
STATEMENT OF CASH FLOWS

Cash Flows from Operating Activities		December 31, 20201		December 31, 2020
Net Income	$	97,031	$	(32,245)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities				
Depreciation		55,414		25,525
(Increase) Decrease in Assets				
Crypto Currency		500		0
Robinhood		250		(250)
Inventory		(98)		(241)
Fundrasing Campaign	$	-		$(23,977)
Increase (Decrease) in Liabilities				
Accounts Payable		0		0
Taxes Payable		761		0
Net Cash Provided by Operating	$	153,858	$	(31,188)
Cash Flows from Investing Activities				
Startup Expenses		(256,540)		(204,025)
Acquistion & Disposition of Fixed Assets		(488,817)		(109,316)
Net Cash Provided by Investing	$	(745,357)	$	(313,341)
Cash Flows from Financing Activities				
Investors Loans		673,367		384,729
PPA Loan		0		39,500
Net Loans / Repaymentss		0		(71,058)
Net Cash Provided by Financing Activities	$	673,367	$	353,171
Net Decrease in Cash	$	81,868	$	8,642
Cash - Beginning of Year	$	24,899	$	16,257
Cash - December 31, 2021	$	106,767	$	24,899

The accompanying notes are an integral part of the financial statement.
See Accountant Report

-4-

BOAZ BIKE, INC
BOAZ BIKE, LLC

NOTES TO FINANCIAL STATEMENTS
TWELVE MONTHS ENDED DECEMBER 31, 2021 & 2020

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES COMPANY ACITIVITES

The company is a newly launched startup held corporation in the state of Texas engaged primarily in new of rentals

REVENUES

Revenues are reported on accrual basis and are booked at the time they earned.

DEPRECIATION

The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed using the straight line method for financial statements purposes.

INVENTORIES

Inventories are stated at the lower of cost or market with cost determined on the First In-First Out (fifo) method.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that directly affect the results of reported assets, liabilities, revenues, and expenses. Accordingly, actual results could differ from those activities.

NOTE 2: ACCOUNTS RECEIVABLE

All accounts receivable have been deemed by management as being collectable in future periods. Consequently, no allowance for doubtful accounts is required. All accounts deemed to be uncollectible are expensed utilizing the direct write-off method whenever management determines the account is uncollectible.

Generally accepted accounting principles require the use of an allowance account. The effect of such an allowance account in the financial statements would be minimal.

NOTE 3:   PROPERTY PLANT & EQUIPMENT

Property, Plant & Equipment consists of the following:

	December 31,2021	December 31,2020
Equipment	798,455	309,911
Less: Accumulated Depreciation	(90,969)	(35,555)
NET BOOK VALUES	707,486	274,356

Depreciation expense charged to operations was $55,414 & 25,525 respectively in twelve months ended December 31, 2021 & 2020

.

NOTE 4:   CONCENTRATIONS OF CREDIT RISK ARISING FROM CASH DEPOSITS IN
EXCESS OF INSURED LIMITS

The company maintains its cash balances in a financial institution. The
balances are insured by the Federal Deposit Insurance Corporation. At
December 31, 2021 & 2020, the Company's uninsured cash balance was zero.
The Company has not experienced any losses in such accounts and believes
it is not exposed to any significant credit risk to cash.

NOTE 5:   INCOME TAXES

The company has no income taxes since it currently is operating on loans
and investments in the company.

NOTE 6:   Contingent Liabilities

Management is unaware of any contingent liabilities as of the date of
these financial statements.

CERTIFICATION

I, Emil Nnani, Principal Executive Officer of Boaz Bikes Inc, hereby certify that the financial statements of Boaz Bikes Inc included in this Report are true and complete in all material respects.

Emil Nnani

CEO